                                             ARMA SERVICES, INC.

7260 W. Azure Dr.             Suite 140-928
Las Vegas, NV 89130

July 20, 2016

Pamela Long, Assistant Director

U.S. Securities and Exchange Commission Washington, D.C. 20549

Re: Arma Services, Inc.

Registration Statement on Form S-1 Filed July 6, 2016

File No. 333-202398

Dear Ms. Long:

This letter shall serve as the request of Arma Services, Inc., pursuant to Rule 461, to accelerate  the  effectiveness  of  the  above-referenced Registration  Statement to Friday,  July 22, 2016,   1:00 PM EST, or the soonest practicable date thereafter.  We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the  filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person  under the  federal  securities  laws of the United  States.

Sincerely,

/s/ Sergey Gandin

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Sergey Gandin
President and Principal Executive Officer